1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 6, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.01	Announcement on 2023/01/31:	Board resolves to approve donation to related parties
99.02	Announcement on 2023/01/31:	Consolidated financial forecast for 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2023
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Board resolves to approve donation to related parties

Date of events: 2023/01/31

Content:

1. Date of occurrence of the event: 2023/01/31

2. Reason for the donation:

To promote philanthropy events and industry-academy cooperation.

3. Total amount of the donation:

Donating Chunghwa Telecom Foundation NT$51.7 million and the government agencies NT$24.37million, totally NT$76.07 million.

4. Counterparty to the donation:

Chunghwa Telecom Foundation, and the government agencies (Tourism Bureau of Ministry of Transportation and Communications (MoTC), and public schools)

5. Relationship with the Company:

(1) Chunghwa Telecom Foundation: Being established by Chunghwa Telecom’s endowment

(2) The Government agencies: The Ministry of Transportation and Communications (MoTC), the largest shareholder, who holds 35.29% of Chunghwa Telecom’s shares

6. Name and resume of independent director(s) that expressed an objection or qualified opinion: None

7. Objection or qualified opinion by the aforementioned independent director(s): None

8. Any other matters that need to be specified: None

EXHIBIT 99.02

Consolidated financial forecast for 2023

Date of events: 2023/01/31

Content:

1. Fiscal year of the financial forecast: 2023

2. Type of financial forecast: Condensed

3. Date of board of directors resolution: 2023/01/31

4. Date of preparation, correction, or updating of the financial forecast: 2023/01/12

5. Reason for preparation of the financial forecast: Voluntary Disclosure

6. Reason for the correction or update and monetary amount affected: N/A

7. Any other matters that need to be specified:

The information therein is predictive and will not necessarily be fully realized in the future, and that reference to the company's significant accounting policy and summary of basic assumptions shall be made for further details.